DLA Piper Rudnick Gray Cary US LLP
                                           2000 University Avenue
                                           East Palo Alto, California 94303-2215
                                           O 650.833.2459
                                           F 650.833.2001
                                           W www.dlapiper.com

May 3, 2006                                           OUR FILE NO. 337946-900000

Via Facsimile, UPS and EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NW
Mail Stop 6010
Washington, DC 20549

Re:  Abaxis, Inc.
     Form 10-K for Fiscal Year Ended March 31, 2005
     Filed June 14, 2005
     File No. 000-19720

Dear Mr. Rosenberg:

We are writing on behalf of our client, Abaxis, Inc. (the "Company"), in response to the comment letter from the Staff of the Securities and Exchange Commission (the "SEC"), dated February 24, 2006, with respect to the Company's Form 10-K for the fiscal year ended March 31, 2005. The italicized paragraphs below restate the numbered paragraphs in the Staff's comment letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Form 10-K for the fiscal year ended March 31, 2005
--------------------------------------------------

1. We note that Exhibit 10.34 to your 10-K/A for the fiscal year ended March 31, 2002, is a distribution agreement between you and Melet Schloesing Laboratories granting Melet the right to distribute your products in a number of countries, including Iran. Please advise us whether this distribution agreement is still in force and, if so: whether the device or any or its components have any non-medical military application; and whether you have obtained a license from the U.S. Treasury Department's Office of Foreign Assets Control and/or a license from the U.S. Department of Commerce's Bureau of Industry and Security to sell products into Iran.

     In addition, in light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by OFAC, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, if any; advise us of the materiality to you of any contacts with Iran; and advise us of your view as to whether those contacts, if any, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

Mr. Jim B. Rosenberg
May 3, 2006
Page Two

As of April 2004, the Distribution Agreement between the Company and Melet Schloesing Laboratories ("Melet"), dated March 11, 1999, (the "Agreement") was terminated, and accordingly, it is no longer in force. From March 1999 until April 2004, the Company was a party to an original equipment manufacturing and distribution agreement with Melet under which the Company marketed and sold Melet's hematology instrument and reagents, and Melet marketed and sold the Company's VetScan and Piccolo products. The Company marketed Melet's hematology instrument as the VetScan(R) HMT in the veterinary market.

                                     [****]

              [****] DENOTES REDACTED LANGUAGE PURSUANT TO RULE 83

                CONFIDENTIAL TREATMENT REQUESTED BY ABAXIS, INC.

                                      * * *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 833-2459 or John Saia at (650) 833-2444. Thank you very much for your assistance.

Very truly yours,

DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Andrew D. Zeif
------------------------
Andrew D. Zeif
andrew.zeif@dlapiper.com


cc:  Ibolya Ignat, Securities and Exchange Commission
     Jim Atkinson, Securities and Exchange Commission
     Alberto Santa Ines, Abaxis, Inc.